ISSUED ON BEHALF OF REED ELSEVIER PLC

24 April 2009

Director/PDMR Shareholding

Reed Elsevier Group plc today made a grant of options under its Save As You Earn Option scheme (SAYE scheme). The SAYE scheme is an all-employee savings/option plan, designed to give eligible UK employees the opportunity to save towards acquiring Reed Elsevier shares at the end of a 3 or 5 year savings period at a 20% discount, set at the time of invitation. The SAYE scheme was approved by Reed Elsevier PLC shareholders in 2003.

The following executive director was granted options under the SAYE scheme as set out below:

Director	No. of Reed Elsevier PLC SAYE options	Exercisable
	granted at 401.60p per share
Ian Smith	3,896	1/8/2014 – 1/2/2015